Exhibit 3.2
     As filed with the Secretary of the Commonwealth of Pennsylvania, on July 1, 2002, the first sentence of Article 5 of the Articles of Incorporation was amended to read in its entirety as follows:
     “The aggregate number of shares which the Corporation shall have the authority to issue shall be 50,000,000 shares, of which 10,000,000 shares shall be Preferred Stock, no par value, and 40,000,000 shares shall be common stock, no par value.”